

May 22, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value of Knowledge Leaders Developed World ETF, a series of
INVESTMENT MANAGERS SERIES TRUST under the Exchange Act of 1934.

Sincerely,

